

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 23, 2018

Kevin G. Malone
President, Secretary and Treasurer
Supernova Energy, Inc.
265 Sunrise Highway, Suite 1-276
Rockville Centre, NY 11570

> **Re: Supernova Energy, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 26, 2018**
> **File No. 024-10860**

Dear Mr. Malone:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Information Required in Offering Circular

General

1. We note you disclose on page 11 that you "expect to elect to become" a public reporting company under the Exchange Act upon completion of this offering and thereafter publicly report on an ongoing basis as an "emerging growth company." You also disclose that if you do not elect to become a public reporting company under the Exchange Act, you will be required to file annual and semiannual reports under Regulation A. However, as your offering appears to be a Tier 1 offering under Regulation A, you will not have any ongoing reporting obligations thereunder and you do not appear to be registering a class of securities under the Exchange Act. Please explain your disclosures or revise your filing to clarify that you will have no ongoing reporting requirements following this offering and that you are not currently registering your offering under the Exchange Act.

<u>Plan of Distribution, page 15</u>

2.   We note you disclose that subscribers in the offering should go to www.minivest.com to invest. However, it appears that this website is not operational. Please advise.

<u>Description of Business, page 20</u>

3.   Please expand to include a detailed discussion of your working interest in each of your oil and gas leases, including your working interest percent for each such property.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources